[WLRK letterhead]

April 23, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Todd Schiffman
Christian Windsor Mark Webb Ben Phippen John P. Nolan Donald Walker

Re:	JPMorgan Chase & Co. Form S-4 (File No. 333-150208) filed April 11, 2008 Form 10-K (File No. 01-5805) filed February 29, 2008

The Bear Stearns Companies Inc. Form 10-K (File No. 01-08989) filed January 29, 2008 and amended March 31, 2008 Form 8-K (File No. 01-08989) filed April 11, 2008

Gentlemen:

On behalf of JPMorgan Chase & Co. (“JPMorgan Chase”), we hereby submit the responses of JPMorgan Chase and The Bear Stearns Companies Inc. (“Bear Stearns”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated April 21, 2008 with respect to the above-referenced filings.

This letter and JPMorgan Chase’s Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-150208) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on April 11, 2008.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of JPMorgan Chase or Bear Stearns, as applicable. All references to page numbers in these responses are to the pages in the marked version of the Amendment.

Securities and Exchange Commission

April 23, 2008

Bear Stearns’ Officers and Directors Have Financial Interests in the Merger That Differ From Your Interests, page 5

1.	Revise this section to identify the value of amounts payable to directors and senior officers of Bear Stearns. Also, please differentiate between the value of any agreements that have been entered into subsequent to March 13, 2008 and those that result from Bear Stearns executive retention programs.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 5 to 6 of the Amendment.

Bear Stearns will Hold its Special Meeting on…., page 7

2.	News reports have suggested that some directors and officers may have divested some of their shares. Please disclose in the last paragraph the percentages of shares that officers and directors hold and intend to vote in favor of the merger as a more recent date.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 8 of the Amendment.

Background of the Merger, page 27

3.	On page 29 you state that a “government official” advised Mr. Schwartz that a stabilizing transaction needed to be accomplished by the end of the weekend of March 15, 2008. Similarly, on page 31 you state, following discussion with “government officials,” JPMorgan Chase was unwilling to increase the $2 per share merger consideration. Please revise this disclosure to identify the agency that the officials in each instance represented.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 29 and 31 of the Amendment.

Securities and Exchange Commission

April 23, 2008

4.	In order for the investor to better understand the information available to the Board in making its recommendation to the shareholders, please clarify whether any of Bear Stearns bankruptcy, legal or financial advisors conducted a valuation of the potential proceeds to shareholders in the event of a filing for bankruptcy. Please provide additional disclosure in the first full paragraph on page 32 regarding the basis of the “collective view.”

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 32 of the Amendment.

5.	On pages 33 and 35 you discuss the development of a special funding facility provided by the Federal Reserve Bank of New York into which assets of Bear Stearns were to be transferred in exchange for non-recourse funding. Please revise your discussion of the special funding facility to disclose the value of the collateral pool.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 33 of the Amendment.

Opinion of Bear Stearns’ Financial Advisor, page 38

6.	Please disclose all compensation received by Lazard and its affiliates from Bear Stearns and its affiliates during the past two years in accordance with Item 1015 of Regulation M-A and Item 4 of Form S-4.

Response:

Other than as disclosed in the Amendment under the section titled “Opinion of Bear Stearns’ Financial Advisor”, Bear Stearns and its affiliates have only made de minimis compensatory payments to Lazard and its affiliates during the past two years.

Securities and Exchange Commission

April 23, 2008

JPMorgan Chase’s Reasons for the Merger, page 45

7.	In light of the disclosure in bullet point four of this section, please explain how you concluded that the financing agreements between JPMorgan Chase and the Federal Reserve Bank of New York dated March 16, 2008 and amended March 24, 2008 were not material contracts that needed to be filed as exhibits to the registration statement.

Response:

Due to the compressed timeframe leading to the initial announcement of the transaction on March 16, 2008, and because details associated with the special funding facility continued to be finalized subsequent to March 16, 2008, JPMorgan Chase and the Federal Reserve Bank of New York did not enter into any formal written documentation associated with the special funding facility until entering into a term sheet on March 28, 2008. The definitive agreements effecting the transactions contemplated by the term sheet are not yet finalized. In addition, JPMorgan Chase is obligated under the term sheet to keep its terms and conditions confidential. While JPMorgan Chase does not believe the term sheet or the agreements resulting therefrom, when finalized, is or will be a material contract to JPMorgan Chase, in order to provide additional detail regarding the special funding facility to investors in connection with the merger it is filing herewith, as Exhibit 99(d) to the Amendment, the portions of the term sheet for the special funding facility which have since been made public by the Federal Reserve Bank of New York.

Bear Stearns’ Stockholders Do Not Have Dissenters’ Appraisal Rights in the Merger, page 46

8.	Revise this section to disclose the exception from the right of appraisal under Delaware General Corporation Law that applies to this transaction and discuss the factual and legal reasons that the exception applies.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 47 of the Amendment.

Bear Stearns’ Officers and Directors Have Financial Interests in the Merger, page 48

9.	Please clarify the amounts payable to directors and senior officers, including the named executive officers listed in Bear Stearns’ amended 10-K filed March 31, 2008. In particular, please discuss the material differences, if any, between the amounts disclosed in response to Item 402(j) with regard to the named executives and the amounts payable as a result of the merger.

Response:

We have revised the disclosure on page 50 of the Amendment. As revised, the amounts disclosed in the Bear Stearns annual

Securities and Exchange Commission

April 23, 2008

report on Form 10-K for the fiscal year ended November 30, 2007, as amended, in the table under the section titled “Potential Payments Upon Termination or Change-in-Control” are consistent with the amounts disclosed in the Amendment in the table under the section titled “Bear Stearns’ Officers and Directors Have Financial Interests in the Merger”. The differences in the aggregate values between the two tables are the result of the difference between (x) the closing price of Bear Stearns’ common stock on November 30, 2007 and (y) the amount that an executive officer will receive based upon the exchange ratio in the merger agreement and the closing price of JPMorgan Chase’s common stock on April 18, 2008. We have not included disclosure regarding Michael Minikes in the Amendment as he is no longer an executive officer of Bear Stearns. Mr. Minikes was an executive officer during Bear Stearns’ fiscal year 2007, and therefore information is included about Mr. Minikes in the Bear Stearns annual report on Form 10-K for the fiscal year ended November 30, 2007.

10.	Please expand this discussion here and in the summary on page 5 of the disclosure to address all interests in the merger held by Bear Stearns’ officers and directors, including but not limited to, the extent to which Bear Stearns management will be retained by JPMorgan Chase, alterations in management’s executive agreements favorable to such management, and the equity participation of Bear Stearns’ officers and directors in JPMorgan Chase.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 50 and 51 and in the summary on pages 5 and 6 of the Amendment.

Unaudited Pro Forma Combined Financial Information

Notes to Unaudited Pro Forma Combined Financial Information

Note 3 – Unaudited Pro Forma Adjustments, page 74

11.	Please consider the need to include a purchase price adjustment for the allocation and subsequent write-off of customer relationships or other intangible assets, or an explanatory note detailing methodologies and considerations given resulting in no required pro forma adjustment, as appropriate.

Response:

At the time of the amended merger agreement to acquire Bear Stearns, the Firm concluded that there was insignificant value attributable to intangible assets such as customer relationships given the unique facts and circumstances of this transaction. Accordingly, we have added the following paragraph to Note 3 to the Unaudited Pro Forma Adjustments:

Securities and Exchange Commission

April 23, 2008

“The purchase price allocation above does not include an allocation to intangible assets, such as customer relationship intangibles, that are normally recognized in similar transactions. BSC experienced a significant liquidity crisis during the end of the week of March 10, 2008 that seriously jeopardized its financial viability and since the liquidity crisis BSC has experienced substantial deterioration of its earnings capacity. In addition, during this period and subsequent to the announcement of the merger a substantial number of BSC clients have moved their accounts to other providers and customer business activity has declined precipitously. Because of the distressed nature of this transaction, JPMorgan Chase concluded that the value of identifiable intangible assets such as customer relationships was immaterial. In addition, under the circumstances, any allocation to intangible assets would result in additional negative goodwill that would first be used to eliminate the value of all nonfinancial assets, including such intangibles, as required by SFAS 141.”

JPMorgan Chase and Co. Form 10-K for the Fiscal Year Ending December 31, 2007

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17 – Variable Interest Entities, page 146

12.	We note your disclosure on page 146 that the conduit’s administrative agent can require the liquidity provider, which in certain circumstances is JPMorgan Chase, to purchase assets from the conduit at an amount that is in excess of the assets’ then current fair value, which in effect provides a guarantee of the initial value of the reference asset as of the date of the agreement. Your disclosure also states that generally your obligations under the asset purchase agreements are structured such that you will only purchase, or lend against, a pool of non-defaulted performing assets. However, in limited circumstances you may provide unconditional liquidity. Please tell us the following:

•	the circumstances in which the administrative agent can require you to purchase assets from the conduit at an amount in excess of the assets’ current fair value;

•	whether you are required to bear any of the risk of loss on the difference between the assets’ purchase price and the current fair value of the assets;

•

the circumstances in which you provide unconditional liquidity to the conduits and provide additional details on your obligations under those circumstances. Additionally, please tell us whether you consolidate the conduits in these situations;

•	the roles and responsibilities of the administrator of the conduit;

•	when the administrator is required to purchase assets from the conduit, and how any losses related to the transferred assets are allocated to the variable interest holders; and

•	whether you are the administrator for all of the multi-seller conduits for which you provide liquidity.

Response:

Please refer to JPMorgan Chase’s response to comment 14.

Securities and Exchange Commission

April 23, 2008

13.	We note your disclosure on page 149 that in October 2007, you transferred certain structured CDO assets to the firm from two firm-administered conduits at par value. Your disclosure states that you transferred those assets, in part, to ensure the continuing viability of the two conduits as financing vehicles for clients and as investment alternatives for commercial paper investors. We also note your disclosure that you do not believe the October 2007 transfer of assets from the conduits is an indicator of your intent to provide implicit support to the expected loss note (ELN) holders. Please respond to the following;

•	provide us with additional background on why you chose to bear the loss of the October 2007 transfer of structured CDO assets from the conduits, as opposed to the allocation that would normally occur;

•

tell us whether, subsequent to October 2007, you have transferred any additional assets from the conduits, and if so, how any losses related to those transfers were allocated among the variable interest holders; and

•

tell us who was involved with the October 2007 decision to transfer the assets from the conduit and bear the risk of loss associated with the assets. As part of your response, tell us whether the ELN holders requested that you bear the risk of loss associated with those assets.

Response:

Please refer to JPMorgan Chase’s response to comment 14.

14.	Please provide us with additional background on your intent to not protect any ELN holders from potential losses on any of the conduits’ holdings. Specifically, please address the following:

•	tell us the parties involved in making the determination that you would not protect any ELN holders from potential losses;

•	tell us whether this determination was premised on certain assumptions, for example, that the remaining assets in the conduits would not experience significant details or declines in fair value;

•

tell us whether you have received any requests from the ELN holders, commercial paper holders, or other parties requesting that you transfer certain assets out of the conduits any bear any losses associated with the transfer. If so, please tell us how you responded; and

•

provide us with additional information about the renegotiation of the ELN notes, including the consideration paid for the increase in the level of commitments and funded amounts to be provided by the ELN holders.

Response:

JPMorgan Chase is providing a supplemental response to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83.

Securities and Exchange Commission

April 23, 2008

Bear Stearns Companies, Inc. Form 10-K for the year ended November 30, 2007

15.	On March 11, 2008 Bears Stearns filed an 8-K which provides revised Item 7 and Item 8 disclosure. Please advise the staff of Bear Stearns’ reasons for making this filing to replace the information included in the Bear Stearns 10-K, as amended. Also, explain why Bears Stearns and its advisors do not believe that an amendment to the 10-K was required.

Response:

In connection with the merger, JPMorgan Chase proposed to file with the SEC a Registration Statement on Form S-4 to register under the Securities Act of 1933, as amended, the shares of JPMorgan Chase common stock to be issued to Bear Stearns’ stockholders in the merger (the “Registration Statement”). The Registration Statement is required to incorporate by reference Bear Stearns’ annual report on Form 10-K for the fiscal year ended November 30, 2007, as amended (the “2007 Form 10-K”), including Bear Stearns’ previously issued financial statements. As required by Items 10(a) and 15 of Form S-4, the company being acquired must furnish information as required to describe any and all material changes in the company’s affairs that have occurred since the end of the latest fiscal year for which audited financial statements were included in the latest annual report to security holders and that have not been described in a report on Form 10-Q or Form 8-K.

Material changes to Bear Stearns’ business occurred in March 2008, subsequent to the date that the 2007 Form 10-K was originally filed with the SEC. As a result, on April 11, 2008, Bear Stearns filed a current report on Form 8-K to update Bear Stearns’ historical financial statements and the related management’s discussion and analysis of financial condition and results of operations to provide disclosure of the subsequent event regarding the liquidity crisis that Bear Stearns experienced during the end of the week of March 10, 2008 and related events prior to the incorporation of such financial statements and management’s discussion and analysis of financial condition and results of operations into the Registration Statement. There were no amendments or restatements of such financial statements. The only update to such financial statements was the inclusion of a new subsequent event footnote. Since the 2007 Form 10-K was correct when filed with the SEC and there are no required amendments or restatements of the financial statements included in the 2007 Form 10-K as originally filed, Bear Stearns believes that it was appropriate to update the financial statements for the subsequent event prior to the incorporation by reference of such financial statements into the Registration Statement by filing a current report on Form 8-K with the SEC.

Securities and Exchange Commission

April 23, 2008

Bear Stearns believes that this is analogous to the situation where a company seeks to file a registration statement and incorporate by reference its historical financial statements and a material change has occurred, such as a segment reporting change or an accounting principle change under SFAS No. 154, “Accounting Changes and Error Corrections” subsequent to the date of its historical financial statements. For example, if a discontinued operation, as defined by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, occurs in a subsequent quarterly period for which a Form 10-Q has been filed for purposes of its registration, the company must update its historic annual financial statements to reclassify the discontinued operations. Joel Levine, Associate Chief Accountant, Division of Corporation Finance of the SEC, in a speech at the December 2003 AICPA National Conference on Current SEC Developments stated that in such circumstances, the Staff does not believe that an amendment of the Form 10-K is appropriate, because the original Form 10-K was correct when it was filed.

Additionally, in connection with the Registration Statement, Bear Stearns’ independent auditor, Deloitte & Touche LLP, would be required to consent to the use of its report issued in connection with the 2007 Form 10-K in the Registration Statement, which constitutes a reissuance of such report. The auditor is required under professional auditing standards to consider the impact of subsequent events prior to the reissuance of its report, and must follow the Interim Auditing Standards of PCAOB AU560.08 and .09, which state:

“.08 When financial statements are reissued, for example, in reports filed with the Securities and Exchange Commission or other regulatory agencies, events that require disclosure in the reissued financial statements to keep them from being misleading may have occurred subsequent to the original issuance of the financial statements. Events occurring between the time of original issuance and reissuance of financial statements should not result in adjustment of the financial statements unless the adjustment meets the criteria for the correction of an error or the criteria for prior period adjustments set forth in Opinions of the Accounting Principles Board. Similarly, financial statements reissued in comparative form with financial statements of subsequent periods should not be adjusted for events occurring subsequent to the original issuance unless the adjustment meets the criteria stated above.”

“.09 Occasionally, a subsequent event of the second type has such a material impact on the entity that the auditor may wish to include in his report an explanatory paragraph directing the reader’s attention to the event and its effects.”

In conclusion, Bear Stearns believes that the manner in which it updated its disclosure for this subsequent event is consistent with the requirements of the use of Form S-4 and also the approach taken by other companies affected by material changes subsequent to the original issuance of their annual financial statements.

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Securities and Exchange Commission

April 23, 2008

Please contact the undersigned (telephone no. 212-403-1381) or Matthew Guest (telephone no. 212-403-1341) of Wachtell, Lipton, Rosen & Katz, counsel to JPMorgan Chase, or Robert Kane (telephone no. 212-272-9867) of Bear Stearns, should you require further information or have any questions.

Sincerely,

/s/ Nicholas G. Demmo
Nicholas G. Demmo